05038225

ES
;E COMMISSION
20549

NF 3-21-05 tk

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SEC MAIL RECEIVED PROCESSING WASH, D.C. 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65352~~

8-50489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SunGard Global Execution Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York (City) **New York** (State) **10006** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Vance **314-983-7205**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

AFFIRMATION

I affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Global Execution Services, LLC, as of December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature - John Lucchese, CEO

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SunGard Global Execution Services, LLC

Statement of Financial Condition
December 31, 2004

SunGard Global Execution Services, LLC
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
SunGard Global Execution Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Global Execution Services, LLC (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2005

SunGard Global Execution Services, LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 4,085,568
Goodwill and identifiable intangible assets, net of amortization	5,972,474
Exchange memberships, at cost (fair value $5,125,000)	6,170,833
Accounts receivable	1,049,828
Receivable from Parent	428,082
Receivable from affiliates	727,014
Receivable from clearing brokers	2,564,975
Fixed assets (net of accumulated depreciation of $498,641)	198,917
Prepaid expenses and other assets	225,859
Total assets	$ 21,423,550
Liabilities and member's capital	
Accrued compensation and benefits	$ 660,408
Accrued expenses and other liabilities	572,353
Payable to Parent	-
Total liabilities	1,232,761
Commitments and contingencies (Note 3)	
Member's capital	20,190,789
Total liabilities and member's capital	$ 21,423,550

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Global Execution Services (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company is a wholly owned subsidiary of Automated Securities Clearance, Ltd. ("ASC") whose ultimate parent is SunGard Data Systems, Inc. ("SunGard").

The principal source of the Company's income is generated from executing securities transactions on behalf of its customers. The Company also acts as an introducing broker for U.S. institutions.

As an introducing broker, all securities transactions are cleared through clearing brokers on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

The Company records commission revenue and related expenses on a trade-date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Furniture and equipment are depreciated on a straight-line basis over their estimated useful life of ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Goodwill and identifiable intangible assets include covenants not to compete, customer lists and the excess costs over fair value of net assets of businesses acquired. Covenants not to compete are amortized on a straight-line basis over the life of the contract ranging from 2 to 5 years, and customer lists are amortized on a straight-line basis over 3.5 years. Goodwill and intangible assets are evaluated for impairment on annual basis.

The Company considers all highly liquid instruments with original maturity of 90 days or less to be cash equivalents.

At December 31, 2004, the Company's financial instruments are carried at estimated fair value or amounts approximating fair value, as they are short-term in nature.

Exchange memberships are recorded at cost unless permanently impaired. The Company considers the "bid" as of December 31, 2004 as of the fair value of such memberships. During the year ended December 31, 2004, the Company recorded an impairment charge.

Receivable from clearing brokers consists of money market funds as well as deposits held at the Company's two clearing brokers.

2. Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced material losses related to trade receivables from individual customers.

A portion of the Company's assets are held at the Company's two clearing brokers of which the majority is held at one clearing broker. The Company is subject to credit risk should the clearing brokers be unable to fulfill these obligations.

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard o the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do no perform under their contractual obligations.

The Company maintains all of its cash and cash equivalents at the Bank of New York.

3. Commitments and Contingencies

The Company leases its office space under a lease agreement which expired in June 2007. The lease contains provisions for escalation. The Company also leases New York Stock Exchange memberships for the purpose of executing securities transactions. Future minimum annual rental and lease commitments as of December 31, 2004 are as follows:

	Rental and Lease Commitment
2005	$ 791,525
2006	647,643
2007	377,792

The Company has a formal sublease agreement with an affiliate entity by which the affiliate entity will pay the Company approximately $300,000 per year through December 31, 2007.

4. Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets consist of the following:

Goodwill	$ 5,940,005
Non-compete covenants	1,544,115
Less, accumulated amortization	(1,511,646)
	32,469
Customer Lists	5,727,967
Less, accumulated amortization	(5,727,967)
	-
Total carrying amount, net	$ 5,972,474

Identifiable intangible assets consist primarily of non-compete covenants and customer lists and are amortized over periods of 2 to 5 years.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $6,367,862 which exceeded the minimum requirement of $250,000 by $6,117,862. The Company's net capital ratio was 0.22 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

6. Related Party Transactions

The Company settles all intercompany expense and income allocations with SunGard and its subsidiaries throughout the year. At December 31, 2004 the amounts receivable from affiliates and payable to parent represent such amounts due to or from SunGard and its subsidiaries for unsettled items.

The Company provides floor brokerage services to affiliated broker dealers. Floor brokerage services provided to the affiliates amounted to $587,010 for the year ended December 31, 2004 and are included in commission revenue.

The Company also reimburses SunGard for medical and dental insurance premiums, professional services, and technology expenses paid on its behalf. Medical and dental insurance premiums allocated to the Company for the year ended December 31, 2004 were $147,395 and are included in employee compensation and benefits. Professional service expense was $22,607 for the year ended December 31, 2004 and is included in operating and administrative expenses. Technology expenses amounted to $85,538 and are included in operating and administrative expenses for the year ended December 31, 2004.

In addition, the Company settles all current and deferred income taxes with SunGard.